IRST QUARTER 2018 April 23, 2018 Tele2 AB Filing pursuant
to Rule 425 under the Securities Act of 1933, as amended
Filer: Tele2 AB Subject Company: Com Hem Holding AB
Commission File No.: 000-30918 TELE2

Group highlights - Q1 2018 SEK billion Q1 2018 % change
Reported % change LFL Net Sales 6.2 5% 5% Mobile end-user
service revenue 3.3 3% 4% EBITDA 1.6 7% 6% Operating cash
flow, rolling 12m 4.6 26% LFL is constant currencies
Operating cash flow = EBITDA - CAPEX Comments Revenue
Adjustments in Sweden (SEK - 46m) and in Croatia (SEK +18m)
RLAH EBITDA impact for the Group was SEK - 80m in Q1 SEK
3.9bn rolling 12m OCF including Netherlands, up 59% TELE2 2

Delivering on our long term strategy Baltic Sea Challenger
Resilient underlying Swedish MEUSR and EBITDA despite
headwinds Baltics mobile end-user service revenue and EBITDA up 8% LFL Rolling 12m operating cash flow up 9% to SEK 4.5bn
Investment Markets Kazakhstan mobile end-user service
revenue growth of 21% Croatia accelerates to double digit
mobile end-user service revenue growth Second repayment on
Kazakhstan shareholder loan received Winning Cost Structure
Outsourcing of IT services to strategic partners TDC
synergies reached the target run-rate level Kazakhstan at
30% EBITDA margin one year ahead of ambition Transaction
Update Dutch merger regulatory process on track--expected
closing in H2 Com Hem merger process on track--expected
closing in H2 New financial policy for the combined company
TELE2 3

Baltic Sea Challenger Tele2

Sweden - Financials Mobile end-user service revenue (SEK
million) -3% 1,926 1,935 1,950 1,934 1,864 Q1 '17 Q2 '17 Q3
'17 Q4 ' 17 Q1 '18 EBITDA and EBITDA margin (SEK million)
-6% 1,088 1,043 1,125 1,079 1,020 28% 27% 30% 26% 26% Q1 '17
Q2 '17 Q3 '17 Q4 '17 Q1 '18 OCF and cash conversion, rolling
12m (SEK million) 3,198 3,335 3,454 3,589 3,451 80% 79% 81%
83% 81% Q1 '17 Q2 '17 Q3 '17 Q4 '17 Q1 '18 Q1 highlights
Mobile end-user service revenue growth of 1%, after
adjusting for RLAH and SEK -46m write-down of a receivable
EBITDA growth of 3%, after adjusting for SEK -51m effect
from RLAH and SEK -46m write-down EBITDA margin impact from
high equipment sales Rolling 12m cash conversion sustained
above 80% TELE2 5

Sweden B2C--Resilient in a vibrant market Mobile end-user
service revenue growth +0% Q1 '17 Q1 '18 Postpaid ASPU* +2%
Q1 '17 Q1 '18 Campaigns NYHET! MER SURF, LIKA BILLIGT!
UNLIMITED TOGETHER Samla familj och vanner, eller andra du
kanner - fla obegransad surf till lagre pris Q1 highlights
Mobile end-user service revenue growth of 3%, after
adjusting for RLAH and the write-down of a receivable Both
Tele2 and Comviq continue to monetize data growth with
positive ASPU development, despite increased competition
Comviq NPS at record level, confirming its strong brand
equity and highly successful prepaid to postpaid migration
Comviq launched new product portfolio and Tele2 brand
evolving with Unlimited Together Small screen excluding
write-down of a receivable TELE2 6

Sweden B2B--Starting to recover Net sales -1% Q1 '17 Q1 '18
Service revenue -8% Q1 '17 Q1 '18 Customer successes in the
quarter SCB VISMA SIEMENS SJ Postnord Q1 highlights Net
sales down due to lower service revenue almost fully offset
by strong growth in equipment Service revenue down 5%, after adjusting for the write-down of receivable -an improvement
vs. prior quarters due to customer momentum New contracts
with ICA Gruppen, SCB, the Swedish Tax Agency and Siemens as well as extended contracts with Visma, SJ and PostNord
Looking forward, we are on track to return to positive
growth rates in the second half of the year TELE2 7

Baltics - Financials Mobile end-user service revenue (SEK
million) +8% 517 561 579 586 585 Q1 '17 Q2 '17 Q3 '17 Q4 '17
Q1 '18 EBITDA and EBITDA margin (SEK million) +8% 279 310
341 323 315 32% 33% 34% 30% 31% Q1 '17 Q2 '17 Q3 '17 Q4 '17
Q1 '18 OCF and cash conversion, rolling 12m (SEK million)
880 930 962 973 1,006 79% 80% 80% 78% 78% Q1 '17 Q2 '17 Q3
'17 Q4 '17 Q1 '18 Q1 highlights Mobile end-user service
revenue driven by excellent growth in Lithuania (11% LFL)
and Latvia (14% LFL) in all postpaid segments Estonia
declined as a result of aggressive competition and loss of
revenue from a third party service provider Stable EBITDA
margin in both Lithuania (33%) and Latvia (35%) Rolling 12m
OCF growth of 14% and high cash flow conversion LFL Adjusted for local currency and M and A TELE2 8

Baltics – Strong growth continues

ASPU development


+7%
Q1 '17
Q1 '18

4G smartphone penetration


39%
52%
Q1 '17
Q1 '18

Brand campaigns


TELE2
LAISVAS
INTERNETAS
GYVENA TEN, KUR IR JŪS
tele2.lt/laisvas
TELE2

Q1 highlights

- ASPU growth continues from successful data monetization and from prepaid to postpaid migration
- Increase in smartphone penetration, data consumption and progress in the B2B segment driving continued business momentum
- Customer satisfaction continues to grow with record levels reached in Lithuania

9

TELE2

Investment Markets TELE2

Kazakhstan - Financials Mobile end-user service revenue (SEK million) +21% 495 547 506 554 542 Q1 '17 Q2 '17 Q3 '17 Q4
'17 Q1 '18 EBITDA and EBITDA margin (SEK million) +90% 122
160 169 198 210 19% 22% 26% 28% 30% Q1 '17 Q2 '17 Q3 '17 Q4
'17 Q1 '18 OCF and cash conversion, rolling 12m (SEK
million) 148 326 -67% -38% -1% 23% 44% -227 -173 -5 Q1 '17
Q2 '17 Q3 '17 Q4 '17 Q1 '18 Q1 highlights Mobile end-user
service revenue growth of 21% LFL (9% reported) driven by a
growing ASPU and an increased customer base EBITDA margin
has reached 30% well ahead of our 2019 target, driven by
data monetization, scale and operational efficiency Cash
generation continues to improve. KZT 5bn (SEK -125m)
repayment of shareholder loan in the quarter LFL Adjusted
for local currency and MandA TELE2 11

Kazakhstan--Excellent momentum ASPU development +13% Q1 '17
Q1 '18 Customer base +6% Q1 '17 Q1 '18 Net Promoter Score 27
27 38 33 Q1 '17 Q1 '18 Tele2 Altel Q1 highlights ASPU growth driven by new price plans on Tele2 and Altel, and
speed-differentiated unlimited MBB price plan on Altel
Customer base growth, in a competitive market, driven by
successful product portfolio and strong customer
satisfaction NPS improvement driven by network quality
perception, 4G coverage advantage, improved distribution and great value-for-money propositions TELE2 12

Financial Overview TELE2

Group results Q1 2018 SEK million Q1 2018 Q1 2017 Net sales
1 6,221 5,945 EBITDA 2 1,628 1,523 EBITDA margin (%) 26.2%
25.6% Items affecting comparability -70 -105 DandA -620 -636
JVs and associated companies 14 0 EBIT 952 782 Interest
income/expenses -69 -73 Other financial items 3 -83 -31
Taxes -210 -183 Net profit, continuing operations 590 495
Discontinued operations -249 -119 Non-controlling interests
-9 42 Net profit, equity holders parent 332 418 Comments 1
Net sales growth of 5% driven by MEUSR and equipment. No net
FX impact 2 Kazakhstan and Baltics largest contributors to
7% EBITDA growth 3 SEK 72m increase in Kazakhstan earn-out
obligation to SEK 504m TELE2 14

Group cash flow Q1 2018 SEK million Q1 2018 Q1 2017 EBITDA,
continuing operations 1,628 1,523 EBITDA, discontinued
operations 20 190 Financial items paid/received 1 -88 -8
Taxes paid -145 -106 Changes in working capital 2 -440 -469
CapEx paid 3 -840 -847 Other cash adjustments -67 -105 Free
cash flow 68 178 Of which free cash flow, discontinued
operations -305 -226 Of which free cash flow, continuing
operations 4 373 404 Comments 1 Positive effect from FX
swaps in Q1 2017 2 Including spectrum fee payment in Croatia
3 Paid CapEx for total operations closer to underlying level than balance sheet capex 4 FCF from continuing operations
stable compared to last year TELE2 15

Operating cash flow Rolling 12 months, SEK million 90 125
353 3,377 3,371 3,361 3,468 3,286 3,355 3,394 3,381 3,823
4,067 4,242 4,342 4,217 -296 -397 -481 -612 -609 -512 -437
-316 -187 -104 -906 -1,133 -1,185 -1,389 -1,676 -1,826
-1,809 -1,654 -1,192 -942 -749 -620 -696 Q1 '15 Q2 '15 Q3
'15 Q4 '15 Q1'16 Q2 '16 Q3 '16 Q4 '16 Q1'17 Q2 '17 Q3 '17 Q4
'17 Q1'18 Baltic Sea Challenger and Rest of Group o Investment
Markets o The Netherlands Netherlands includes intercompany
adjustments TELE2 16

Debt position and financial leverage Total operations,
Economic net debt to EBITDA rolling 12 months SEK billion
10.3 12.0 10.7 9.8 2.0 9.8 1.5 Mar 2017 Jun 2017 Sep 2017
Dec 2017 Mar 2018 Economic net debt Dividend, announced
Economic net debt to EBITDA 10.3 -2.4 2.6 -0.7 9.8 Mar 2017
Free cash flow Shareholder remuneration MandA and other Mar
2018 Economic net debt excludes liabilities to
Kazakhtelecom, loan guaranteed by Kazakhtelecom and
liability for earn-out obligation in Kazakhstan TELE2 17

Financial guidance 2018 - Reiterated Mobile end-user service revenue Mid-single digit %growth* EBITDA (SEK billion) 6.5 -
6.8 CAPEX (SEK billion excluding spectrum) 2.1 - 2.4  Based
on continuing operations in constant currencies TELE2 18

Merger with Com Hem Transaction update TELE2

Updated financial leverage target and shareholder
remuneration framework 2.5 - 3.0x leverage Enlarged Tele2
will seek to operate within a net debt/EBITDA range of
between 2.5 - 3.0x and maintain investment grade credit
metrics Distribution policy Enlarged Tele2's policy will aim to maintain target leverage by distributing capital to
shareholders through: An ordinary dividend of at least 80
percent of equity free cash flow; and Extraordinary
dividents and/or share repurchases, based on remaining
equity free cash flow, proceeds from asset sales and
re-leveraging of EBITDA growth TELE2 20

To conclude ... TELE2

Key priorities moving forward Fearlessly liberate people to
live a more connected life Growth from continued data
monetization Return Sweden to growth despite headwinds
Further leverage our momentum in Baltics and Kazakhstan
Prepare to close mergers in both Netherlands and Sweden
Operational excellence to remain a high priority Positively
Fearless Brands Connecting Things our Customers Love Digital
First Customer Experience Winning Cost Structure TELE2 22

Tele2's Way2Win Our Purpose We fearlessly liberate people to live a more connected life Where We Play Baltic Sea
Challenger Investment Markets IoT Cash Generators How We Win
Positively Fearless Brands Connecting Things our Customers
Love Digital First Customer Experience Winning Cost
Structure Responsible Challenger Winning People and Culture
TELE2 23

THE BEGINNING TELE2

IMPORTANT INFORMATION The information included in this
presentation is provided for informational purposes only and is neither an offer to sell nor a solicitation of an offer
to buy shares of Tele2 or Com Hem. Tele2 intends to file a
registration statement on Form F-4 with the Securities and
Exchange Commission (the "SEC") in connection with the
transaction. Tele2 and Com Hem expect to mail a merger
document, which is part of the registration statement on
Form F-4, to security holders of Com Hem in connection with
the transaction. This information is not a substitute for
the registration statement, merger document or any other
offering materials or other documents that Tele2 and Com Hem plan to file with the SEC or send to security holders of Com
Hem in connection with the proposed transaction. INVESTORS
AND SECURITY HOLDERS OF COM HEM ARE URGED TO READ THE MERGER
DOCUMENT CAREFULLY WHEN IT BECOMES AVAILABLE. THE MERGER
DOCUMENT CONTAINS IMPORTANT INFORMATION ABOUT THE
TRANSACTION INCLUDING CERTAIN RISKS RELATED TO THE
TRANSACTION AND SHOULD BE READ BEFORE ANY DECISION IS MADE
WITH RESPECT TO THE TRANSACTION. When the merger document
becomes available, investors and security holders will be
able to obtain free copies of it through the website
maintained by the SEC at www.sec.gov. Free copies of the
merger document may also be obtained from Tele2, by
directing such request to Mr. Erik Strandin Pers, Head of
Investor Relations, e-mail: erik.pers@tele2.com, phone: +46
733 41 41 88, or from Com Hem, by directing a request to Ms.
Petra von Rohr, Director of IR and Corporate Communications,
e-mail: petra.vonrohr@comhem.com, phone: +46 734 39 06 54.
In addition to the registration statement and merger
document, Tele2 and Com Hem file annual, quarterly and
special reports and other information with the Swedish
Financial Supervisory Authority. You may read and copy any
reports, statements or other information filed by Tele2 or
Com Hem at: http://www.tele2.com/investors/ and
http://www.comhemgroup.se/en/investors/, respectively.
FORWARD LOOKING STATEMENTS The information in this
presentation may contain forward-looking statements. By
their nature, forward-looking statements involve known and
unknown risks, uncertainties, assumptions and other factors
because they relate to events and depend on circumstances
that will occur in the future whether or not outside the
control of each respective company or the combined company.
Such factors may cause actual results, performance or
developments to differ materially from those expressed or
implied by such forward-looking statements. Although
managements of each respective company believe that their
expectations reflected in the forward-looking statements are reasonable based on information currently available to them, no assurance is given that such forward-looking statements
will prove to have been correct. You should not place undue
reliance on forward-looking statements. They speak only as
at the date thereof and neither Tele2 nor Com Hem undertakes any obligation to update these forward-looking statements.
Past performance of Tele2 and Com Hem does not guarantee or
predict future performance of the combined company.
Moreover, Tele2, Com Hem and their respective affiliates and their respective officers, employees and agents do not
undertake any obligation to review, update or confirm
expectations or estimates or to release any revisions to any forward-looking statements to reflect events that occur or
circumstances that arise in relation to the content of the
presentation. Additionally, there can be no certainty that
the Merger will be completed in the manner and timeframe
described in this presentation, or at all. NO SOLICITATION
This communication does not constitute notice to an
extraordinary general meeting or a merger document, nor
shall it constitute an offer to sell or the solicitation or
invitation of any offer to buy, acquire or subscribe for,
any securities or an inducement to enter into investment
activity, nor shall there be any sale of securities in any
jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.